August 29, 2024

Kam Cheung Cheung
Executive Director
OneConstruction Group Limited
Room 6808A, 68/F
Central Plaza
18 Harbor Road
Wanchai, Hong Kong

       Re: OneConstruction Group Limited
           Draft Registration Statement on Form F-1
           Submitted August 2, 2024
           CIK No. 0002030834
Dear Kam Cheung Cheung:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 2, 2024
Cover Page

1. Please revise to clearly state the location of your auditor's headquarters. Please also revise here and elsewhere where you discuss the HFCA Act to reconcile your disclosures regarding the location of your auditor's headquarters. For example, we note your cross-
       reference to the risk factor on page 25, "Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB . . . ,"
       which indicates that Audit Alliance LLP is headquartered in the U.S. However, you state elsewhere that Audit Alliance LLP is headquartered in Singapore. We note similar inconsistent references to Audit Alliance LLP being U.S. auditors or a U.S.-based accounting firm on pages 8, 25, and 26.
 August 29, 2024
Page 2

Prospectus Summary
Summary of Risk Factors, page 7

2. Please revise your Summary of Risk Factors so that it is no more than two pages. Also move the Summary of Risk Factors so that they immediately precede the Risk Factors section that begins on page 21. See Item 3 of Form F-1 and Item 105(b) of Regulation S-
       K.
Recent Regulatory Developments in the PRC, page 13

3. We refer to your statement on page 15 that you do not currently expect, among other laws and regulations, the Draft Overseas Listing Regulations to have an impact on your business, operations, or this offering. Please revise to also state whether you expect the Trial Measures, together with the Guidance Rules and Notice, to have an impact on your business, operations, or this offering.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 18

4. Please revise here and your risk factor on page 46, "As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters . . .," to clarify whether you intend to follow home country corporate governance practices. To the extent that you intend to follow home country corporate governance practices, please revise your disclosure to identify such practices and briefly explain how they differ from the corporate governance requirements of Nasdaq.
Risk Factors
Risks Related to Our Business and Industry
Delay in the commencement and progress of public projects . . ., page 37

5. Please revise to disclose whether, during the fiscal years ended March 31, 2023 and 2024, you experienced delays in the commencement and/or progress of public projects that had a material impact on your business, financial condition, or results of operations.
Use of Proceeds, page 56

6. We note that the allocation of proceeds of the offering to working capital or general corporate purposes is based on your present plans. Please revise to discuss any specific principal intended uses for the proceeds of this offering, and identify, if known, the approximate amount of proceeds you intend to use for such specific purposes. For example, we note disclosure on page 78 that as part of your growth strategy you intend to use a portion of net proceeds for up-front costs for future projects and that you currently plan to hire additional project managers, quantity surveyors and engineers after the offering. We also note that you have bank borrowings and loans from a related party, as disclosed on pages 71 and 72. If you will use proceeds of this offering to repay all or a portion of these borrowings, please also disclose this and include the additional information required by Item 3.C.4 of Form 20-F.
 August 29, 2024
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Fiscal Years Ended March 31, 2023 and March 31, 2024
Cost of revenue, page 67

7. Please revise to identify and briefly discuss the drivers of material variances in each of the individual components of your cost of revenue. For example, we note that costs for procuring materials decreased year-over-year by approximately 18%. However, your disclosure elsewhere, such as your risk factor on page 36 regarding the shortage or increase in global steel prices, suggests that costs for procuring materials would be expected to increase year-over-year.
Liquidity and Capital Resources, page 70

8. Please revise to provide all the information required by Item 5.B of Form 20-F, including material cash requirements from indebtedness and other obligations. For example, we note your disclosure on pages 71-72 regarding cash generated from financing activities, including net proceeds from a loan due to a related company of
       $1,517,000 and $4,885,000 during the fiscal years ended March 31, 2023 and 2024, respectively. Please also file as exhibits the agreements or contracts made in connection with the loan. Refer to Item 601(b)(10) of Regulation S-K. Trend Information, page 72

9. We note your statement that you are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on you. Please tell us what consideration you have given to whether the items described under "Market
       Challenges and Threats" on pages 52 and 53 may be reasonably like to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
Business, page 75

10. Please revise to disclose OneC Engineering's registrations as a Registered Specialist Trade
       Contractor for Concreting and Reinforcement Bar Fixing, as you discuss on page 96.
       Specify when, if at all, such registrations expire and briefly discuss how you monitor
       OneC Engineering's continued compliance with the requirements of these registrations.
       Please also revise to disclose that OneC Engineering, as a subcontractor, relies on the general contractor's registration as a Registered General Building Contractor, as you
       discuss on page 91.
11. Please revise your discussion of the principal steps in a project and approximate project timeframe, as applicable, to highlight whether or how delays may impact the operating subsidiary's operations and results of operations. In this regard, we note that the majority of your revenue is derived from public sector projects and you discuss various factors that may cause delays to public sector projects, including on pages 37 and 52, such as political disagreements or filibustering, objections or legal actions by the public, and fiscal deficits or budget cuts.
 August 29, 2024
Page 4
Related Party Transactions, page 103

12. Please revise to provide all the information required by Item 7B. of Form 20-F. For example, we note your disclosure in Note 18. Related Party Transactions on page F-22 regarding the loan due to a related company. Please also file as exhibits the agreements or contracts made in connection with related party transactions, as applicable. Refer to
       Item 601(b)(10) of Regulation S-K.
General

13. Where you discuss the legal and operational risks associated with being based in and having the majority of your operations in China (including Hong Kong), please revise to discuss the commensurate laws and regulations in Hong Kong and any risks and consequences to you and/or the operating subsidiary associated with these laws and regulations. For example, disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the
       company   s ability to conduct its business, accept foreign investments, or list on a U.S. or
       foreign exchange. Also provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong which result in oversight over data
       security and explain how this oversight impacts the company   s business
and the offering
       and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
14. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ying Li, Esq.